SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 16)*

Endesa, S.A.

(Name of Issuer)

 American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each

 Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

 00029274F1

(CUSIP Number)

ENEL Società per Azioni
Viale Regina Margherita 137
00198 Rome
Italy
Attention:  Department of Corporate Affairs

+39 06830 52783

Copy to:

Michael Wolfson

Simpson Thacher & Bartlett LLP

One Ropemaker Street
London EC2Y 9HU
+44 (0)207 275 6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This Amendment No. 16 (“Amendment No. 16”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by ENEL Società per Azioni (“ENEL”) and Enel Energy Europe Società a Responsabilità Limitata (“EEE” and together with ENEL, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on March 9, 2007, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”).  Capitalized terms used and not defined in this Amendment No. 16 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 16 does not modify any of the information previously reported in the Schedule 13D.  This Amendment No. 16 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Endesa.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following supplemental information:

On July 2, 2007, ENEL and Acciona filed a joint current report with the Spanish Comisión Nacional del Mercado de Valores, announcing that the consideration being offered in the joint tender offer would, in accordance with previously described terms of the joint tender offer, be reduced from €41.30 per Share to €40.16 per Share to reflect the €1.14 per Share dividend that Endesa general shareholders meeting approved on June 20, 2007. This summary of the current report is qualified in its entirety by reference to the copy of the current report which is attached hereto as Exhibit 99.42 and incorporated herein by reference.  ENEL issued a press release on July 2, 2007, announcing this reduction in consideration, which is attached hereto as Exhibit 99.43.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

Item 4 of this Amendment No. 16 is hereby incorporated herein by reference.

ENEL and Endesa entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which Endesa or its representatives agree to supply ENEL with certain confidential information in order to facilitate the joint tender offer with Acciona.  Pursuant to the Confidentiality Agreement, ENEL agrees to maintain the confidentiality of any information provided thereunder by Endesa for a period of two years.  ENEL further agrees only to disclose the information to its directors, officers, employees, agents or advisors if such access is indispensable.  Any information provided by Endesa to ENEL subject to the Confidentiality Agreement remains the property of Endesa and is provided without representation or warranty as to its accuracy or completeness.  ENEL agrees not to contact any representatives of Endesa other than those communicated to ENEL by Endesa.  Additionally, Endesa agrees not to contact any representatives of ENEL other than those communicated to Endesa by ENEL.  The Confidentiality Agreement is governed by Spanish law.  This summary of the Confidentiality Agreement is qualified in its entirety by reference to the copy of the Confidentiality Agreement attached hereto as Exhibit 99.44.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following thereto:

99.42

Current report filed on July 2, 2007 by ENEL S.p.A. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores announcing reduction in consideration for the joint tender offer.

99.43

Press release of ENEL S.p.A. dated July 2, 2007 announcing reduction in consideration for the joint tender offer.

99.44

Confidentiality Agreement dated June 15, 2007, between ENEL S.p.A. and Endesa, S.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2007

ENEL Società per Azioni

By:

/s/ Fulvio Conti

Name:

Fulvio Conti

Title:

Chief Executive Officer

Enel Energy Europe Società a Responsabilità Limitata

By:

  /s/ Claudio Machetti

Name:

Claudio Machetti

Title:

Director

IMPORTANT INFORMATION

This filing (including the exhibits to this filing) does not constitute an offer to sell or an offer to buy any securities or a solicitation of any vote or approval.  Endesa, S.A. investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and/or Finanzas Dos, S.A. regarding the proposed tender offer for Endesa securities when they become available, because they will contain important information. The prospectus and certain complementary documentation for the tender offer have been filed in Spain with the Comisión Nacional del Mercado de Valores (the “CNMV”) and a pending approval by the CNMV. Likewise, if a tender offer is extended in the United States, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”).  Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from Enel S.p.A., Acciona, S.A., Endesa, S.A. and the four Spanish Stock Exchanges. The prospectus will also be available on the websites of the CNMV (www.cnmv.es). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and Finanzas Dos, S.A. with the SEC on the SEC’s web site at www.sec.gov.  The availability of the tender offer to Endesa, S.A. shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents may purchase or arrange to purchase securities of Endesa, S.A. outside of any tender offer they may make for such securities, but only if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such purchase or arrangement to purchase, if required by such laws and regulations).  In connection with any such purchase or arrangement to purchase, Enel S.p.A. and Enel Energy Europe S.r.L. will disseminate information regarding any such purchase or arrangement to purchase by filing a current report (hecho relevante) with the CNMV, an English translation of which will be filed with the SEC and Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, granted by the SEC on March 2, 2007.  In addition, Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents may enter into agreements (including hedging transactions) with respect to securities of Endesa, S.A. if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such agreements, if required by such laws and regulations).

FORWARD-LOOKING STATEMENTS

This filing may contain forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Enel, S.p.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of Enel S.p.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Enel S.p.A. and Enel Energy Europe S.r.L. do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

INDEX OF EXHIBITS

Exhibit	Description
10.1.

English translation of the agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L., dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A. incorporated herein by reference to Exhibit 10.16 of the amendment no. 15 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on March 28, 2007.

10.2.

Agreement by and among ENEL S.p.A, Acciona, S.A. and E.ON AG, dated April 2, 2007 regarding the settlement of their conflicts and certain other matters relating to Endesa, S.A. incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

10.3.

English Translation of Amendment, dated April 2, 2007, to the Cooperation Agreement, dated March 26, 2007, regarding the development of a joint ownership project for Endesa, S.A., by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. incorporated herein by reference to Exhibit 99.42 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.1.	Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated March 9, 2007.[1]
99.2.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]
99.3.

Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]

99.4.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]
99.5.

Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]

99.6.	Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]
99.7.

Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]

99.8.	International Swaps & Derivatives Association, Inc. Master Agreement.[1]
99.9.	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.[1]
99.10.	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.[1]
99.11.	Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with

Exhibit	Description
the Securities and Exchange Commission on February 28, 2007.
99.12.	Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.
99.13.	Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.
99.14.	Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.
99.15.	Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.
99.16.	Share Swap Transaction dated March 12, 2007 between Enel Energy Europe S.r.L. and Mediobanca – Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]
99.17.

Guarantee dated March 12, 2007 by ENEL S.p.A. in favor of Mediobanca – Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]

99.18.	Press release issued by ENEL S.p.A., dated March 12, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 12, 2007.
99.19.	Amended and Restated Share Swap Transaction dated March 13, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[3]
99.20.	English translation of press release by ENEL S.p.A. dated March 23, 2007 regarding the negotiations of ENEL S.p.A. with Acciona, S.A. [4]
99.21.	Press release, dated March 26, 2007, issued by Acciona, S.A. and ENEL S.p.A. regarding Cooperation Agreement dated March 26, 2007.[5]
99.22.	Current report filed on March 26, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the Cooperation Agreement attached as Exhibit 10.1 hereto.[5]
99.23.	Resolution of the Spanish Comisión Nacional del Mercado de Valores – CNMV dated March 23, 2007 and English translation thereof.[6]
99.24.

English translation of the communication of the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the agreement between Acciona, S.A. and ENEL S.p.A. over Endesa, S.A., dated March 26, 2007.[6]

99.25.	Complaint filed on March 26, 2007 by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against ENEL S.p.A. and Enel Energy Europe S.r.L. (Civil Action 07 CV 2446).[6]
99.26.

Joint press release of ENEL S.p.A. and Acciona, S.A. announcing the Settlement Agreement, dated April 2, 2007 incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.27.	Current report filed on April 2, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the Settlement Agreement between ENEL

     Exhibit          Description

S.p.A., Acciona, S.A. and E.ON AG dated April 2, 2007.[7]
99.28.	Press release of ENEL S.p.A. dated April 10, 2007 announcing the resolution of the board of directors of ENEL S.p.A. to launch a joint tender offer with Acciona, S.A. for Endesa, S.A. [8]
99.29.	Current reports filed on April 11, 2007 by Enel Energy Europe S.r.L. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the joint tender offer.[9]
99.30.	Joint press release of ENEL S.p.A. and Acciona, S.A. dated April 11, 2007, announcing the joint tender offer.[9]
99.31.

EUR35,000,000 Credit Facility Agreement between ENEL S.p.A., Enel Finance International S.A., Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., Mediobanca – Banca di Credito Finanziario S.p.A. and UBS Limited dated April 10, 2007.[10]

99.32.

Press release of ENEL S.p.A. dated April 27, 2007, announcing that the Spanish energy regulator, Comisión Nacional Energía, authorized Enel Energy Europe S.r.L. to acquire up to 24.99% of the share capital of Endesa, S.A, incorporated herein by reference to Exhibit 99.27 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L, Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 27, 2007.[11]

99.33.	English translation of Spanish Comisión Nacional Energía – CNE authorization dated April 26, 2007.[11]
99.34.

Current report filed on May 3, 2007 by ENEL S.p.A. and Acciona S.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the request for authorization to acquire the shares tendered from Endesa, S.A. resulting from the joint tender offer.[12]

99.35.

Press release of ENEL S.p.A. dated May 3, 2007, announcing the request for authorization from the Spanish Comisión Nacional del Mercado de Valores – CNMV to acquire the shares tendered from Endesa, S.A. resulting from the joint tender offer, incorporated herein by Exhibit 99.28 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L, Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on May 3, 2007.

99.36.

English translation of the current report filed on May 17, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing the authorization from the Spanish Cabinet of Ministers to exercise voting rights to a maximum of 24.99% of the share capital of Endesa, S.A., incorporated herein by reference to Exhibit 99.32 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L., Acciona S.A. and Finanzas Dos S.A. with the Securities and Exchange Commission on May 17, 2007.

99.37.

Press release of ENEL S.p.A. dated May 17, 2007, announcing the authorization from the Spanish Cabinet of Ministers to exercise voting rights to a maximum of 24.99% of the share capital of Endesa, S.A., incorporated herein by reference to Exhibit 99.33 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L., Acciona S.A. and Finanzas Dos S.A. with the Securities and Exchange Commission on May 17, 2007.

99.38.

English translation of the current report filed on June 1, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing the termination of the share swap transactions with UBS Limited and Mediobanca – Banca di Credito Finanziario.[13]

99.39.	Press release of ENEL S.p.A. dated June 1, 2007, announcing the termination of the share swap transactions with UBS Limited and Mediobanca – Banca di Credito Finanziario.[13]

 Exhibit        Description

99.40.

Current report filed on June 11, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing deposit with the Madrid Mercantile Registry of regulations relating to the free transferability of ordinary shares of Endesa S.A. by ENEL S.p.A. and Acciona S.A.[14]

99.41.	Press release of ENEL S.p.A. dated June 11, 2007, announcing deposit of covenants regarding the free transferability of ordinary shares of Endesa S.A. by ENEL S.p.A. and Acciona S.A.[14]
99.42.	Current report filed on July 2, 2007 by ENEL S.p.A. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores announcing reduction in consideration for the joint tender offer.
99.43.	Press release of ENEL S.p.A. dated July 2, 2007 announcing reduction in consideration for the joint tender offer.
99.44.	Confidentiality Agreement dated June 15, 2007, between ENEL S.p.A. and Endesa, S.A.

1Previously filed with the Original Schedule 13D.

2Previously filed with Amendment No. 1 to the Original Schedule 13D.

3Previously filed with Amendment No. 2 to the Original Schedule 13D.

4Previously filed with Amendment No. 3 to the Original Schedule 13D.

5Previously filed with Amendment No. 4 to the Original Schedule 13D.

6Previously filed with Amendment No. 5 to the Original Schedule 13D.

7Previously filed with Amendment No. 6 to the Original Schedule 13D.

8Previously filed with Amendment No. 7 to the Original Schedule 13D.

9Previously filed with Amendment No. 8 to the Original Schedule 13D.

10Previously filed with Amendment No. 9 to the Original Schedule 13D.

11Previously filed with Amendment No. 10 to the Original Schedule 13D.

12Previously filed with Amendment No. 11 to the Original Schedule 13D

13Previously filed with Amendment No. 13 to the Original Schedule 13D.

14Previously filed with Amendment No. 15 to the Original Schedule 13D.